Exhibit 99.1

EUDA Health Holdings Limited

(incorporated under the laws of the British Virgin Islands)

(NASDAQ: EUDA, EUDAW)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of shareholders (the “EGM”) of EUDA Health Holdings Limited (the “Company”) will be held on October 30, 2026, at 9:00 a.m., Eastern U.S. Time. The EGM will be held virtually at https://edge.media-server.com/mmc/p/bxcczqfc.

The purpose of the EGM is for the shareholders of the Company (the “Shareholders”) to consider and, if thought fit, pass the following resolutions:

1.	To approve (i) the change of the maximum number of shares that the Company is authorised to issue from:

an unlimited number of shares of one class of no par value

to

(i) an unlimited number of class A ordinary shares with no par value; and (ii) 2,000,000 class B ordinary shares with no par value (the “Change in Authorised Shares”)

(ii) the re-designation and re-classification (the “Re-classification”) of the authorised shares with no par value in the Company as follows:

(a)	the 326,631 authorised and issued shares with no par value in the Company and as held by Tan Meng Dong (“Mr. Tan”) shall be re-designated and re-classified as 326,631 class B ordinary shares with no par value (the “Class B Ordinary Shares”);

(b)	the 111,193 authorised and issued shares with no par value in the Company and as held by 8i Capital Limited (“8i Capital”) which is controlled by Mr. Tan, shall be re-designated and re-classified as 111,193 Class B Ordinary Shares;

(c)	the 1,562,176 authorised but unissued shares with no par value in the Company shall be re-designated and re-classified as 1,562,176 authorised but unissued Class B Ordinary Shares;

(d)	the 2,556,501 authorised and issued shares with no par value in the Company (other than those held by Mr. Tan and 8i Capital) shall be re-designated and re-classified as 2,556,501 class A ordinary shares with no par value (the “Class A Ordinary Shares”);

(e)	the authorised and unissued shares other than those referred to in paragraph (c) above shall be re-designated and re-classified as authorised but unissued Class A Ordinary Shares; and

in each case having the rights and subject to the restrictions set out in the Amended M&As (as defined below), and following the Re-classification the authorised shares shall be (i) an unlimited number of class A ordinary shares with no par value; and (ii) 2,000,000 class B ordinary shares with no par value; and

(iii) Clause 6 of the memorandum of association of the Company be deleted in its entirety and replaced with the following Clause 5 to reflect the Change in Authorised Shares and the Re-classification:

“5. NUMBER AND CLASSES OF SHARES

5.1 The issued shares of the Company shall be divided into two classes: (i) Class A Ordinary Shares; and (ii) Class B Ordinary Shares.

5.2 Shares in the Company shall be issued in the currency of the United States of America.

5.3 The Company is authorised to issue (i) an unlimited number of class A ordinary shares with no par value; and (ii) 2,000,000 class B ordinary shares with no par value.”

2.	To approve, subject to the approval by the shareholders of the Company of the Change in Authorised Shares and Re-classification, the amendment of the existing memorandum and articles of association of the Company to effect the Change in Authorised Shares and the Re-classification, and the approval and adoption of the amended and restated memorandum and articles of association attached hereto as Exhibit A (the “Amended M&As”) with effect from the filing of the Amended M&As with the Registrar of Corporate Affairs in the British Virgin Islands as the memorandum and articles of association of the Company in substitution for and to the exclusion of all the existing memorandum and articles of association thereof.

3.	To approve the adjournment of the EGM to a later date or dates or sine die, if necessary or desirable, at the discretion of the directors, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the Shareholders vote “FOR” each proposal.

The Board of Directors has fixed the close of business on October 8, 2026 as the record date (the “Record Date”) for determining the Shareholders entitled to attend and vote at the EGM. Only holders of ordinary shares of the Company on the Record Date are entitled to attend and vote at the EGM.

Shareholders may obtain a copy of the proxy materials from the Company’s website at www.eudahealth.com and https://edge.media-server.com/mmc/p/bxcczqfc once made available on or about October 13, 2026 when this notice of the EGM, the proxy statement, and the proxy card will be sent to Shareholders.

By Order of the Board of Directors,

By:	/s/ Alfred Lim
Name:	Alfred Lim
Title	Executive Director

October 13, 2026

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EUDA HEALTH HOLDINGS LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

October 30, 2026

9:00 a.m., Eastern U.S. Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of EUDA Health Holdings Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders of the Company to be held on October 30, 2026, at 9:00 a.m., Eastern U.S. Time (the “EGM”). The EGM will be held virtually at https://edge.media-server.com/mmc/p/bxcczqfc.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the EGM virtually. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the EGM.

Only holders of the ordinary shares of no par value of the Company (the “Ordinary Shares”) of record at the close of business on October 8, 2026 (the “Record Date”) are entitled to attend and vote at the EGM. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorised representative representing at least thirty-three and one-third (33-1/3) percent of the voting rights of the outstanding Ordinary Shares carrying the right to vote at the EGM will form a quorum.

Any shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares will be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

Shareholders who are unable to attend the EGM or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy (the “Proxy Form”) in accordance with the instructions set out in the Proxy Form and in the proxy statement and (i) submit it online in accordance with the instructions on the Proxy Form or voting instruction form, or (ii) mail or email it to:

Advantage Proxy, Inc.

P.O. Box 10904

Yakima, WA 98909

Attn: Karen Smith

Toll Free: (877) 870-8565

Collect: (206) 870-8565

Email: ksmith@advantageproxy.com

The Proxy Form must be received before 11:59 p.m. U.S. Eastern Time (EDT) on October 29, 2026 (being 11:59 a.m. Singapore Time (SGT) on October 30, 2026), or such later time as may be applicable to any adjourned meeting.

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PROPOSALS TO BE VOTED ON

At the EGM, resolutions will be proposed as follows:

1.	To approve (i) the change of the maximum number of shares that the Company is authorised to issue from:

an unlimited number of shares of one class of no par value

to

(i) an unlimited number of class A ordinary shares with no par value; and (ii) 2,000,000 class B ordinary shares with no par value (the “Change in Authorised Shares”)

(ii) the re-designation and re-classification (the “Re-classification”) of the authorised shares with no par value in the Company as follows:

(a)	the 326,631 authorised and issued shares with no par value in the Company and as held by Tan Meng Dong (“Mr. Tan”) shall be re-designated and re-classified as 326,631 class B ordinary shares with no par value (the “Class B Ordinary Shares”);

(b)	the 111,193 authorised and issued shares with no par value in the Company and as held by 8i Capital Limited (“8i Capital”) which is controlled by Mr. Tan, shall be re-designated and re-classified as 111,193 Class B Ordinary Shares;

(c)	the 1,562,176 authorised but unissued shares with no par value in the Company shall be re-designated and re-classified as 1,562,176 authorised but unissued Class B Ordinary Shares;

(d)	the 2,556,501 authorised and issued shares with no par value in the Company (other than those held by Mr. Tan and 8i Capital) shall be re-designated and re-classified as 2,556,501 class A ordinary shares with no par value (the “Class A Ordinary Shares”);

(e)	the authorised and unissued shares other than those referred to in paragraph (c) above shall be re-designated and re-classified as authorised but unissued Class A Ordinary Shares; and

in each case having the rights and subject to the restrictions set out in the Amended M&As (as defined below), and following the Re-classification the authorised shares shall be (i) an unlimited number of class A ordinary shares with no par value; and (ii) 2,000,000 class B ordinary shares with no par value; and

(iii) the deletion of Clause 6 of the memorandum of association of the Company in its entirety and the replacement thereof with the following Clause 5 to reflect the Change in Authorised Shares and the Re-classification:

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“5. NUMBER AND CLASSES OF SHARES

5.1 The issued shares of the Company shall be divided into two classes: (i) Class A Ordinary Shares; and (ii) Class B Ordinary Shares.

5.2 Shares in the Company shall be issued in the currency of the United States of America.

5.3 The Company is authorised to issue (i) an unlimited number of class A ordinary shares with no par value; and (ii) 2,000,000 class B ordinary shares with no par value.”

2.	To approve, subject to the approval by the shareholders of the Company of the Change in Authorised Shares and Re-classification, the amendment of the existing memorandum and articles of association of the Company to effect the Change in Authorised Shares and the Re-classification, and the approval and adoption of the amended and restated memorandum and articles of association attached hereto as Exhibit A (the “Amended M&As”) with effect from the filing of the Amended M&As with the Registrar of Corporate Affairs in the British Virgin Islands as the memorandum and articles of association of the Company in substitution for and to the exclusion of all the existing memorandum and articles of association thereof.

3.	To approve the adjournment of the EGM to a later date or dates or sine die, if necessary or desirable, at the discretion of the directors, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors recommends a vote “FOR” each of Proposals No. 1 to 3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the EGM may do so either in person or by proxy. Those shareholders who are unable to attend the EGM are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

The annual report for the fiscal year ended December 31, 2025 on Form 20-F (the “2025 Annual Report”) was filed with the U.S. Securities and Exchange Commission (the “SEC”), and is available on the SEC’s website: www.sec.gov.

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PROPOSAL NO. 1

CHANGE IN AUTHORISED SHARES, RE-CLASSIFICATION OF SHARES AND

AMENDMENT TO MEMORANDUM OF ASSOCIATION

It is noted that, in anticipation of equity issuances as a result of potential acquisitions and future financing transactions that may be undertaken by the Company from time to time, it is desirable to ensure that a significant shareholder and long-time advisor of the Company will be able to have long-term control and effective oversight over the Company.

It is further noted that it is proposed (Proposal No. 2) that the existing memorandum and articles of association of the Company be amended such that with the Change in Authorised Shares and the Re-classification (as defined below), each Class B Ordinary Share in the Company with no par value shall confer on the holder, among other things, the right to fifty (50) votes at a meeting of the shareholders or on any resolutions of the shareholders and the right to convert each Class B Ordinary Share into one Class A Ordinary Share in the Company at the option of the holder, subject to the conditions and restrictions set out in the Amended M&As.

It is further noted that, as of the Record Date, Tan Meng Dong, together with 8i Capital Limited, which is beneficially owned by Tan Meng Dong, hold an aggregate of 437,824 Ordinary Shares (not including the 14,000 Ordinary Shares currently held in escrow and have no voting rights while in escrow), representing approximately 14.6% of the total voting power. Subject to and immediately following the approval of the resolutions contained in this Proposal No. 1 and the filing of the Amended M&As, Tan Meng Dong, together with his affiliate, 8i Capital Limited, will hold an aggregate of 437,824 Class B Ordinary Shares (not including the 14,000 Class A Ordinary Shares which will continue to be held in escrow and have no voting rights while in escrow), representing approximately 14.6% of the total outstanding shares but representing approximately 89.5% of the total voting power. Due to the re-designation and re-classification of certain Ordinary Shares as Class B Ordinary Shares pursuant to the resolutions contained in this Proposal No. 1 and a corresponding increase of voting power, the interests of Tan Meng Dong (and his affiliate, 8i Capital Limited) are different from those of other shareholders of the Company in this Proposal No. 1 and other proposals.

As a result of the dual-class share structure and concentration of ownership after adoption of the resolutions contained in this Proposal No. 1, Tan Meng Dong will be able to determine the outcome of matters requiring shareholder approval, including those matters to be passed by either an ordinary resolution or a special resolution, such as decisions regarding the appointment and removal of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of the Company or other shareholders of the Company. This concentration of ownership may discourage, delay or prevent a change of control of the Company, which could have the effect of depriving the other shareholders of the Company of the opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of the listed shares. This concentrated control will limit the ability of other shareholders and potential investors to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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RESOLUTIONS TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

1.	To approve (i) the change of the maximum number of shares that the Company is authorised to issue from:

an unlimited number of shares of one class of no par value

to

(i) an unlimited number of class A ordinary shares with no par value; and (ii) 2,000,000 class B ordinary shares with no par value (the “Change in Authorised Shares”);

(ii) the re-designation and re-classification (the “Re-classification”) of the authorised shares with no par value in the Company as follows:

a.	the 326,631 authorised and issued shares with no par value in the Company and as held by Tan Meng Dong (“Mr. Tan”) shall be re-designated and re-classified as 326,631 class B ordinary shares with no par value (the “Class B Ordinary Shares”);

b.	the 111,193 authorised and issued shares with no par value in the Company and as held by 8i Capital Limited (“8i Capital”), which is controlled by Mr. Tan, shall be re-designated and re-classified as 111,193 Class B Ordinary Shares;

c.	the 1,562,176 authorised but unissued shares with no par value in the Company shall be re-designated and re-classified as 1,562,176 authorised but unissued Class B Ordinary Shares;

d.	the 2,556,501 authorised and issued shares with no par value in the Company (other than those held by Mr. Tan and 8i Capital) shall be re-designated and re-classified as 2,556,501 class A ordinary shares with no par value (the “Class A Ordinary Shares”);

e.	the authorised and unissued shares other than those referred to in paragraph (c) above shall be re-designated and re-classified as authorised but unissued Class A Ordinary Shares; and

in each case having the rights and subject to the restrictions set out in the Amended M&As (as defined below), and following the Re-classification the authorised shares shall be (i) an unlimited number of class A ordinary shares with no par value; and (ii) 2,000,000 class B ordinary shares with no par value; and

(iii) the deletion of Clause 6 of the memorandum of association of the Company in its entirety and the replacement thereof with the following Clause 5 to reflect the Change in Authorised Shares and the Re-classification:

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“5. NUMBER AND CLASSES OF SHARES

5.1	The issued shares of the Company shall be divided into two classes: (i) Class A Ordinary Shares; and (ii) Class B Ordinary Shares.

5.2	Shares in the Company shall be issued in the currency of the United States of America.

5.3	The Company is authorised to issue (i) an unlimited number of class A ordinary shares with no par value; and (ii) 2,000,000 class B ordinary shares with no par value.”

VOTE REQUIRED FOR APPROVAL

Proposal No. 1 will be approved if more than 50% of the total votes properly cast in person or by proxy at the EGM by the holders of Ordinary Shares entitled to vote at the EGM are cast “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

CHANGE IN AUTHORISED SHARES, RE-CLASSIFICATION OF SHARES AND

AMENDMENT TO MEMORANDUM OF ASSOCIATION.

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PROPOSAL NO. 2

ADOPTION OF AMENDED AND RESTATED MEMORANDUM

AND ARTICLES OF ASSOCIATION

RESOLUTIONS TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

To approve, subject to the approval by the shareholders of the Company of the Change in Authorised Shares and Reclassification, the amendment of the existing memorandum and articles of association of the Company to reflect the Change in Authorised Shares and Re-classification, and the approval and adoption of the amended and restated memorandum and articles of association attached hereto as Exhibit A (the “Amended M&As”) with effect from the filing of the Amended M&As with the Registrar of Corporate Affairs in the British Virgin Islands as the memorandum and articles of association of the Company in substitution for and to the exclusion of all the existing memorandum and articles of association thereof.

VOTE REQUIRED FOR APPROVAL

Proposal No. 2 will be approved if more than 50% of the total votes properly cast in person or by proxy at the EGM by the holders of Ordinary Shares entitled to vote at the EGM are cast “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

ADOPTION OF AMENDED AND RESTATED MEMORANDUM

AND ARTICLES OF ASSOCIATION.

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PROPOSAL NO. 3

ADJOURNMENT

Proposal No. 3, if adopted, will allow the Board of Directors to adjourn the EGM to a later date or dates or sine die, if necessary or desirable, at the discretion of the directors, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. If Proposal No. 3 is not approved by shareholders, the Board of Directors may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

RESOLUTIONS TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

To approve the adjournment of the EGM to a later date or dates or sine die, if necessary or desirable, at the discretion of the directors, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

VOTE REQUIRED FOR APPROVAL

Proposal No. 3 will be approved if more than 50% of the total votes properly cast in person or by proxy at the EGM by the holders of Ordinary Shares entitled to vote at the EGM are cast “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT.

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OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the Ordinary Shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors
Dated: October 13, 2026	/s/ Alfred Lim
Alfred Lim
Executive Director

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EXHIBIT A

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

AND ARTICLES OF ASSOCIATION

OF

EUDA Health Holdings Limited

As amended and adopted by resolutions of the members of the Company passed on [*] 2026 and filed on [*] 2026

Incorporated on the 21st day of January 2021

EUDA Health Holdings Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

EUDA Health Holdings Limited

As amended and adopted by resolutions of members of the Company passed on [*] 2026 and filed on [*] 2026

1.	NAME

The name of the Company is EUDA Health Holdings Limited (the “Company”).

2.	STATUS

The Company is a company limited by shares.

3.	REGISTERED OFFICE AND REGISTERED AGENT

(a)	The first registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The current registered office of the Company is at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

(b)	The first registered agent of the Company is Vistra (BVI) Ltd of Vistra Corporate services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c)	The current registered agent of the Company is FH Corporate Services Ltd of Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

(d)	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4.	CAPACITY AND POWERS

Subject to the Act and any other British Virgin Islands legislation for the time being in force, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of subparagraph (a), full rights, powers and privileges.

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EUDA Health Holdings Limited

5.	NUMBER AND CLASSES OF SHARES

5.1	The issued shares of the Company shall be divided into two classes: (i) Class A Ordinary Shares; and (ii) Class B Ordinary Shares.

5.2	Shares in the Company shall be issued in the currency of the United States of America.

5.3	The Company is authorised to issue (i) an unlimited number of class A ordinary shares with no par value; and (ii) 2,000,000 class B ordinary shares with no par value.

6.	RIGHTS ATTACHING TO SHARES

The rights and restrictions attaching to the Ordinary Shares are as follows:

(a)	Income

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b)	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c)	Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Unless otherwise provided in Clause 7 below, each share of Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each share of Class B Ordinary Share shall be entitled to fifty (50) votes on all matters subject to the vote at general meetings of the Company.

(d)	Conversion

(i)	Each share of Class B Ordinary Share is convertible into one (1) share of Class A Ordinary Share at any time by the holder thereof by giving the Company notice of such request not less than fourteen (14) days prior to the date on which such conversion is required to take place. The notice shall specify the number and series of Class B Ordinary Shares that the Member wishes to convert and the date on which the Member requires the conversion to occur and shall be accompanied by the relative share certificates, if any which have been issued by the Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

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EUDA Health Holdings Limited

(ii)	(1)	Upon any direct or indirect sale, transfer, assignment or disposition of Class B Ordinary Shares or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is not ultimately controlled by any of (i) Tan Meng Dong, (ii) 8i Capital Limited, (iii) another holder of Class B Ordinary Shares, or (iv) an Affiliate of such another holder (each of them a “Permitted Class B Shareholder”), all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under Clause 6(d)(ii)(1) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party (which is not ultimately controlled by a Permitted Class B Shareholder) holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

(2)	Upon any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is not ultimately controlled by a Permitted Class B Shareholder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under Clause 6(d)(ii)(2) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is not ultimately controlled by a Permitted Class B Shareholder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets of the related holder of Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

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EUDA Health Holdings Limited

(iii)	For the avoidance of doubt, a transfer shall be effective upon the Company’s registration of such transfer in its register of Members.

(iv)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Clause 6 shall be effected by means of the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu is all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the register of Members of the Company to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

(v)	Upon conversion, the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of Members of the Company and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares, as the case may be.

(vi)	Save and except for voting rights and conversion rights as set out in this Clause 6(c) and (d), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

7.	VARIATION OF CLASS RIGHTS

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class or series. To every such separate general meeting all the provisions of the Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the Board, or (ii) a majority of the entire Board (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Clause 7 shall be deemed to give any Member or Members the right to call a class or series meeting;

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a Member being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum);

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EUDA Health Holdings Limited

(c)	every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

8.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

Rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

9.	REGISTERED SHARES

The Company shall issue registered shares only, and such shares may be in full or fractional form. The Company is not authorised to issue bearer shares, convert registered shares to bearer shares, or exchange registered shares for bearer shares.

10.	AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

Subject to Clause 7, the Company may amend its Memorandum or Articles by a Resolution of Members or a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members;

(d)	to clauses 6, 7, 8 or this clause 10.

11.	DEFINITIONS

The meanings of words in this Memorandum are as defined in the Articles annexed hereto.

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EUDA Health Holdings Limited

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 21st day of January 2021.

Incorporator

(Sd.) Rexella D. Hodge Authorised Signatory Vistra (BVI) Limited

6

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

EUDA Health Holdings Limited

As amended and adopted by resolutions of members of the Company passed on [*] 2026 and filed on [*] 2026

EUDA Health Holdings Limited

TABLE OF CONTENTS

interpretation		1
1.	Definitions	1
SHARES		5
2.	Power to Issue Shares	5
3.	Power of the Company to Purchase its Shares	5
4.	Treatment of Purchased, Redeemed or Acquired Shares	5
5.	Treasury Shares	5
6.	Consideration	6
7.	Forfeiture of Shares	6
8.	Share Certificates	7
9.	Fractional Shares	7
REGISTRATION OF SHARES		7
10.	Register of Members	7
11.	Registered Holder Absolute Owner	7
12.	Transfer of Registered Shares	8
13.	Transmission of Registered Shares	8
ALTERATION OF SHARES
14.	Power to Alter Shares	9
15.	Restrictions on the Division of Shares	9
DISTRIBUTIONS		9
16.	Distributions	9
17.	Power to Set Aside Profits	10
18.	Unauthorised Distributions	10
19.	Distributions to Joint Holders of Shares	10
MEETINGS OF MEMBERS		10
20.	General Meetings	10
21.	Location	10
22.	Requisitioned General Meetings	10
23.	Notice	11
24.	Giving Notice	11
25.	Service of Notice	11
26.	Participating in Meetings by Telephone	12
27.	Quorum at General Meetings	12
28.	Chairman to Preside	12
29.	Voting on Resolutions	13
30.	Power to Demand a Vote on a Poll	13
31.	Voting by Joint Holders of Shares	13
32.	Instrument of Proxy	13
33.	Representation of Members	14
34.	Adjournment of General Meetings	14
35.	Business at Adjourned Meetings	14
36.	Directors Attendance at General Meetings	14

EUDA Health Holdings Limited

DIRECTORS AND OFFICERS		14
37.	Election of Directors	14
38.	Number of Directors	15
39.	Term of Office of Directors	15
40.	Alternate and Reserve Directors	15
41.	Removal of Directors	16
42.	Vacancy in the Office of Director	16
43.	Remuneration of Directors	16
44.	Resignation of directors	16
45.	Directors to Manage Business	16
46.	Committees of Directors	17
47.	Officers and Agents	18
48.	Removal of Officers and Agents	19
49.	Duties of Officers	19
50.	Remuneration of Officers	19
51.	Standard of Care	19
52.	Conflicts of Interest	20
53.	Indemnification and Exculpation	20
MEETINGS OF THE BOARD OF DIRECTORS		22
54.	Board Meetings	22
55.	Notice of Board Meetings	22
56.	Participation in Meetings by Telephone	22
57.	Quorum at Board Meetings	22
58.	Board to Continue in the Event of Vacancy	22
59.	Chairman to Preside	22
60.	Powers of Sole Director	22
61.	Proceedings if One Director	23
CORPORATE RECORDS		23
62.	Documents to be Kept	23
63.	Form and Use of Seal	24
ACCOUNTS		24
64.	Books of Account	24
65.	Form of Records	24
66.	Financial Statements	24
67.	Distribution of Accounts	24
AUDITS		25
68.	Audit	25
69.	Appointment of Auditor	25
70.	Remuneration of Auditor	25
71.	Duties of Auditor	25
72.	Access to Records	25
73.	Auditor Entitled to Notice	26
VOLUNTARY LIQUIDATION		26
74.	Liquidation	26
FUNDAMENTAL CHANGES		26
75.	Changes	26
76.	Continuation under Foreign Law	26

EUDA Health Holdings Limited

interpretation

1.	Definitions

1.1.	In the Memorandum and these Articles, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

“Act”	BVI Business Companies Act, as from time to time amended or restated;

“Affiliates”	as defined in Rule 501(b) of Regulation D under the Securities Act;

“Articles”	these Articles of Association as originally registered or as from time to time amended or restated;

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 46.6, or any successor audit committee;

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants;

“Board” or “Director(s)”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present;

“Class A Ordinary Share”	a class A ordinary share with no par value in the Company having the rights set out in the Memorandum;

“Class B Ordinary Share”	a class B ordinary share with no par value in the Company having the rights set out in the Memorandum;

“Company”	EUDA Health Holdings Limited;

“control”

means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise, and the terms “controlled by” and “under common control with” shall be construed as such;

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“Designated Stock Exchange”	the stock exchange in the United States on which any shares of the Company (or depositary receipts therefor) are listed for trading;

“Distribution”	(a) the direct or indirect transfer of an asset, other than the Company’s own shares, to or for the benefit of a Member; or

(b) the incurring of a debt to or for the benefit of a Member;

in relation to shares held by a Member and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Electronic Communication”	a communication sent by electronic means, including electronic posting to the Company’s website, transmission to any number, address or internet website (including the website of the SEC) or other electronic delivery methods as otherwise decided and approved by the Directors;

“electronic meeting”	a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Members and/or proxies by means of electronic facilities;

“Exchange Act”	the U.S. Securities Exchange Act of 1934, as amended;

“Member”	a person whose name is entered in the register of members as the holder of one or more shares, or fractional shares, in the Company;

“Memorandum”	the amended and restated Memorandum of Association of the Company as originally registered or as from time to time amended or restated;

“Ordinary Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares collectively;

“Resolution of Directors”	(a)

a resolution approved at a duly constituted meeting of directors or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present who voted and did not abstain; or

(b) subject to article 41.1, a resolution consented to in writing by all of the directors or of all the members of the committee, as the case may be;

“Resolution of Members”	(a) a resolution approved at a duly constituted meeting of Members by the affirmative vote of a simple majority of the votes of those Members entitled to vote and voting on the resolution; or

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(b) subject to article 41.1, a resolution consented to in writing by a majority of in excess of 50 percent of the votes of those Members entitled to vote and voting on the resolution;

“Seal”	the common seal of the Company;

“SEC”	the United States Securities and Exchange Commission;

“Secretary”	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

“Securities Act”	the U.S. Securities Act 1933, as amended;

“Statutes”	the Act, the Exchange Act, the Securities Act and every other law of the Legislature of the British Virgin Islands or the United States of America for the time being in force applying to or affecting the Company, the Memorandum and/or these Articles; and

“Treasury Share”	a share of the Company that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled.

1.2.	In the Memorandum and these Articles, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;

(b)	words denoting the masculine gender include the feminine and neuter genders;

(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

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(d)	a reference to voting in relation to shares shall be construed as a reference to voting by Members holding the shares, except that it is the votes allocated to the shares that shall be counted and not the number of Members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction;

(e)	a reference to money is, unless otherwise stated, a reference to the currency in which shares of the Company shall be issued;

(f)	the words:-

(i)	“may” shall be construed as permissive; and

(ii)	“shall” shall be construed as imperative; and

(g)	unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Articles.

1.3.	In the Memorandum and these Articles, expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an Electronic Communication), or modes of representing or reproducing words partly in one visible form and partly in another visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations.

1.4.	In the Memorandum and these Articles, references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force.

1.5.	In the Memorandum and these Articles, references to a document (including, but without limitation, a resolution in writing) being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by Electronic Communication or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

1.6.	Where a Member is a corporation, any reference in the Memorandum and these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member.

1.7.	Headings used in the Memorandum and these Articles are for convenience only and are not to be used or relied upon in the construction hereof.

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SHARES

2.	Power to Issue Shares

2.1	Subject to the provisions of the Memorandum, the unissued shares of the Company shall be at the disposal of the Board which may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as the Company may by Resolution of Directors determine.

2.2	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares or ordinary shares authorized by and complying with the conditions of the Memorandum and these Articles.

3.	Power of the Company to Purchase its Shares

Subject to these Articles, the Company may by Resolution of Directors, purchase, redeem or otherwise acquire and hold its own shares. Sections 60, 61 and 62 of the Act shall not apply to the Company.

4.	Treatment of Purchased, Redeemed or Acquired Shares

4.1.	Subject to article 4.2, a share that the Company purchases, redeems or otherwise acquires may be cancelled or held by the Company as a Treasury Share.

4.2.	The Company may only hold a share that has been purchased, redeemed or otherwise acquired as a Treasury Share if the number of shares purchased, redeemed or otherwise acquired, when aggregated with shares of the same class already held by the Company as Treasury Shares, does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled.

5.	Treasury Shares

5.1.	Treasury Shares may be transferred by the Company and the provisions of the Act, the Memorandum and these Articles that apply to the issue of shares apply to the transfer of Treasury Shares.

5.2.	All the rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by or against the Company while it holds the share as a Treasury Share.

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EUDA Health Holdings Limited

6.	Consideration

6.1.	A share may be issued for consideration, in any form or a combination of forms, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

6.2.	No share may be issued for a consideration, which is in whole or part, other than money unless the Board passes a resolution stating:

(a)	the amount to be credited for the issue of the share; and

(b)	that, in its opinion, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the share.

6.3.	No share may be issued by the Company that:

(a)	increases the liability of a person to the Company; or

(b)	imposes a new liability on a person to the Company,

unless that person, or an authorised agent of that person, agrees in writing to becoming the holder of the share.

6.4.	The consideration for a share with par value shall not be less than the par value of the share.

6.5.	A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

7.	Forfeiture of Shares

7.1.	Where a share is not fully paid for on issue, the Board may, subject to the terms on which the share was issued, at any time serve upon the Member a written notice of call specifying a date for payment to be made.

7.2.	The written notice of call shall name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice, the share will be liable to be forfeited.

7.3.	Where a notice complying with the foregoing provisions has been issued and the requirements of the notice have not been complied with, the Board by Resolution of Directors may, at any time before tender of payment, forfeit and cancel the share to which the notice relates and direct that the register of members be updated.

7.4.	Upon forfeiture and cancellation pursuant to article 7.3, the Company shall be under no obligation to refund any moneys to that Member and that Member shall be discharged from any further obligation to the Company as regards the forfeited share.

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EUDA Health Holdings Limited

8.	Share Certificates

8.1.	The Company shall not be required to issue certificates in respect of its shares to a Member, but may elect to do so by the determination of any one director or the Secretary in his sole discretion, upon the request and at the expense of the Member.

8.2.	If the Company issues share certificates, the certificates shall be signed by at least one director or such other person who may be authorised by Resolution of Directors to sign share certificates, or shall be under the common seal of the Company, with or without the signature of any director, and the signatures and common seal may be facsimiles.

8.3.	Any Member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

9.	Fractional Shares

The Company may issue fractional shares and a fractional share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

REGISTRATION OF SHARES

10.	Register of Members

10.1.	The Board shall cause there to be kept a register of members in which there shall be recorded the name and address of each Member, the number of each class and series of shares held by each Member, the date on which the name of each Member was entered in the register of members and the date upon which any person ceased to be a Member.

10.2.	The register of members may be in such form as the Board may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Unless the Board otherwise determines, the magnetic, electronic or other data storage form shall be the original register of members.

11.	Registered Holder Absolute Owner

11.1.	The entry of the name of a person in the register of members as a holder of a share in the Company is prima facie evidence that legal title in the share vests in that person.

11.2.	The Company may treat the holder of a registered share as the only person entitled to:

(a)	exercise any voting rights attaching to the share;

(b)	receive notices;

(c)	receive a Distribution in respect of the share; and

(d)	exercise other rights and powers attaching to the share.

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EUDA Health Holdings Limited

12.	Transfer of Registered Shares

12.1.	Registered shares in the Company shall only be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

12.2.	The instrument of transfer shall also be signed by the transferee if registration as a holder of the share imposes a liability to the Company on the transferee.

12.3.	The instrument of transfer shall be sent to the Company for registration.

12.4.	The Company shall, on receipt of an instrument of transfer, enter the name and address of the transferee of the share in the register of members unless the Board resolves to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution.

12.5.	The Board is permitted to pass a Resolution of Directors refusing or delaying the registration of a transfer where it reasonably determines that it is in the best interest of the Company to do so. Without limiting the generality of the foregoing, the Board may refuse or delay the registration of a transfer of shares if the transferor has failed to pay an amount due in respect of those shares.

12.6.	Where the Board passes a resolution to refuse or delay the registration of a transfer, the Company shall, as soon as practicable, send the transferor and the transferee a notice of the refusal or delay.

12.7.	The transfer of a share is effective when the name of the transferee is entered in the register of members and the Company shall not be required to treat a transferee of a share in the Company as a Member until the transferee’s name has been entered in the register of members.

12.8.	If the Board is satisfied that an instrument of transfer has been signed but that the instrument has been lost or destroyed, it may resolve:

(a)	to accept such evidence of the transfer of the shares as they consider appropriate; and

(b)	that the transfer of shares be recorded, including by the entry of the transferee’s name in the register of members.

13.	Transmission of Registered Shares

13.1.	The executor or administrator of the estate of a deceased Member, the guardian of an incompetent Member, the liquidator of an insolvent Member or the trustee of a bankrupt Member shall be the only person recognised by the Company as having any title to the Member’s share.

13.2.	Any person becoming entitled by operation of law or otherwise to a share in consequence of the death, incompetence or bankruptcy of any Member may be registered as a Member upon such evidence being produced as may reasonably be required by the Board. An application by any such person to be registered as a Member shall for all purposes be deemed to be a transfer of the share of the deceased, incompetent or bankrupt Member and the Board shall treat it as such.

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13.3.	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any Member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share and such request shall likewise be treated as if it were a transfer.

ALTERATION OF SHARES

14.	Power to Alter Shares

14.1.	The Company may amend the Memorandum to increase or reduce the maximum number of shares that the Company is authorised to issue, or to authorise the Company to issue an unlimited number of shares.

14.2.	Subject to the Memorandum and these Articles, the Company may:

(a)	divide its shares, including issued shares, into a larger number of shares; or

(b)	combine its shares, including issued shares, into a smaller number of shares;

provided that, where shares are divided or combined, the aggregate par value (if any) of the new shares must be equal to the aggregate par value (if any) of the original shares.

14.3.	A division or combination of shares, including issued shares, of a class or series shall be for a larger or smaller number, as the case may be, of shares in the same class or series.

14.4.	The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under this Article 14 and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

15.	Restrictions on the Division of Shares

The Company shall not divide its shares if it would cause the maximum number of shares that the Company is authorised to issue to be exceeded.

DISTRIBUTIONS

16.	Distributions

16.1.	The Board may, by Resolution of Directors, authorise a Distribution by the Company to Members at such time and of such an amount as it thinks fit if it is satisfied, on reasonable grounds, that immediately after the Distribution, the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due. The resolution shall include a statement to that effect.

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16.2.	Notice of any Distribution that may have been authorised shall be given to each Member entitled to the Distribution in the manner provided in article 24 and all Distributions unclaimed for three years after having been authorised may be forfeited by Resolution of Directors for the benefit of the Company.

17.	Power to Set Aside Profits

The Board may, before authorising any Distribution, set aside out of the profits of the Company such sum as it thinks proper as a reserve fund, and may invest the sum so set apart as a reserve fund in such securities as it may select.

18.	Unauthorised Distributions

18.1.	If, after a Distribution is authorised and before it is made, the Board ceases to be satisfied on reasonable grounds that immediately after the Distribution the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due, such Distribution is deemed not to have been authorised.

18.2.	A Distribution made to a Member at a time when, immediately after the Distribution, the value of the Company’s assets did not exceed its liabilities and the Company was not able to pay its debts as they fell due, is subject to recovery in accordance with the provisions of the Act.

19.	Distributions to Joint Holders of Shares

If two or more persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any Distribution payable in respect of such shares.

MEETINGS OF MEMBERS

20.	General Meetings

The Board, by Resolution of Directors, may convene meetings of the Members of the Company at such times and in such manner, including but not limited to an electronic meeting, as the Board considers necessary or desirable.

21.	Location

Any meeting of the Members, other than an electronic meeting, may be held in such place within or outside the British Virgin Islands as the Board considers appropriate.

22.	Requisitioned General Meetings

The Board shall call a meeting of the Members if requested in writing to do so by Members entitled to exercise at least thirty percent of the voting rights in respect of the matter for which the meeting is being requested.

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EUDA Health Holdings Limited

23.	Notice

23.1.	The Board shall give not less than seven days’ notice of meetings of Members to those persons whose names, on the date the notice is given, appear as Members in the register of members of the Company and are entitled to vote at the meeting.

23.2.	A meeting of Members held in contravention of the requirement in article 23.1 is valid if Members holding a ninety percent majority of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall be deemed to constitute waiver on his part.

23.3.	The inadvertent failure of the Board to give notice of a meeting to a Member, or the fact that a Member has not received notice, does not invalidate the meeting.

23.4.	Prior to the listing of the shares of the Company (or depositary receipts therefor) on the Designated Stock Exchange, any action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which the Members holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts. Notwithstanding the foregoing, for so long as any shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, any action required or permitted to be taken by the Members of the Company must be effected by a meeting of the Members, such meeting to be duly convened and held in accordance with these Articles.

24.	Giving Notice

24.1.	A notice may be given by the Company to any Member either by delivering it to such Member in person or by sending it to such Member’s address in the register of members or to such other address given for the purpose or by publishing it on the Company’s website or the website of the Designated Stock Exchange without the need for any additional consent or notification. Notice may be sent by mail, courier service, facsimile, electronic mail or other mode of representing words in a legible form as agreed by such Member.

24.2.	Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the register of members and notice so given shall be sufficient notice to all the holders of such shares.

25.	Service of Notice

Any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted, delivered to the courier or transmitted by facsimile, electronic mail or other method as the case may be. A notice, document or publication placed on either the Company’s website or the website of the Designated Stock Exchange, is deemed given or served by the Company on the day it first so appears on the relevant website.

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26.	Participating in Meetings by Telephone

A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other. All persons seeking to attend and participate in a meeting by means of digital or Electronic Communications equipment or software or other facilities shall be responsible for maintaining adequate facilities to enable them to do so, and any inability of a person or persons to attend or participate in meeting by such means shall not invalidate the proceedings of that meeting.

27.	Quorum at General Meetings

27.1.	A meeting of Members is properly constituted if at the commencement of the meeting there are present in person or by proxy not less than one-third of the votes of the shares or, in the case of a class meeting, the relevant class or series of shares, entitled to vote on Resolutions of Members to be considered at the meeting.

27.2.	If, within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the Board may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

27.3.	If a quorum is present, notwithstanding the fact that such quorum may be represented by only one person, then such person may resolve any matter and a certificate signed by such person accompanied, where such person be a proxy, by a copy of the proxy form, shall constitute a valid Resolution of Members.

28.	Chairman to Preside

At every meeting of Members, the chairman of the Board shall preside as chairman of the meeting. If there is no chairman of the Board or if the chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

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29.	Voting on Resolutions

At any meeting of the Members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof.

30.	Power to Demand a Vote on a Poll

30.1.	At any meeting of Members a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to the provisions of these Articles (including without limitation clause 7 in the Memorandum), every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one (1) vote for each Class A Ordinary Share and fifty (50) votes for each Class B Ordinary Share of which he is the holder and shall cast such vote by raising his hand.

30.2.	If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

31.	Voting by Joint Holders of Shares

The following shall apply where shares are jointly owned: (a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member; (b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all of them; and (c) if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant shares shall be recorded as the vote attributable to the shares.

32.	Instrument of Proxy

32.1.	A Member may be represented at a meeting of Members by a proxy (who need not be a Member) who may speak and vote on behalf of the Member.

32.2.	An instrument appointing a proxy shall be in such form as the Board may from time to time determine or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

32.3.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a certified copy of such proxy or authority which shall be produced within seven days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

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32.4.	The instrument appointing a proxy shall be produced at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote and in default the Directors may treat the instrument of proxy as valid. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

33.	Representation of Members

33.1.	Any person other than an individual which is a Member may by resolution in writing (certified or signed by a duly authorised person) of its directors or other governing body authorise such person as it thinks fit to act as its representative (in this article, “Representative”) at any meeting of the Members or at the meeting of the Members of any class or series of shares and the Representative shall be entitled to exercise the same powers on behalf of the Member which he represents as that Member could exercise if it were an individual.

33.2.	The right of a Representative shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the Board may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Board may rely and act upon such advice without incurring any liability to any Member.

34.	Adjournment of General Meetings

The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place.

35.	Business at Adjourned Meetings

No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

36.	Directors Attendance at General Meetings

Directors of the Company may attend and speak at any meeting of Members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

DIRECTORS AND OFFICERS

37.	Election of Directors

37.1.	The directors shall be elected by a Resolution of Directors or a Resolution of Members.

37.2.	No person shall be appointed as a director or nominated as a reserve director unless he has consented in writing to act as a director or to be nominated as a reserve director.

37.3.	A director shall not require a share qualification, and may be an individual or a company.

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37.4.	Any director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at Board meetings or with respect to unanimous written consents.

38.	Number of Directors

The maximum number of directors may be fixed either by a Resolution of Directors or a Resolution of Members, provided that if the maximum number of directors is fixed by a Resolution of Members, then any change to the maximum number of directors shall only be made by a Resolution of Members.

39.	Term of Office of Directors

Each director shall hold office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, resignation or removal.

40.	Alternate and Reserve Directors

40.1.	A director may at any time appoint any person (including another director) to be his alternate director and may at any time terminate such appointment. An appointment and a termination of appointment shall be by notice in writing signed by the director and deposited at the Registered Office or delivered at a meeting of the Board.

40.2.	The appointment of an alternate director shall terminate on the happening of any event which, if he were a director, would cause him to vacate such office or if his appointor ceases for any reason to be a director.

40.3.	An alternate director has the same rights as the appointing director in relation to any directors’ meeting and any written resolution circulated for written consent, save that he may not himself appoint an alternate director or a proxy. Any exercise by the alternate director of the appointing director’s powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director.

40.4.	If an alternate director is himself a director or attends a meeting of the Board as the alternate director of more than one director, his voting rights shall be cumulative.

40.5.	Unless the Board determines otherwise, an alternate director may also represent his appointor at meetings of any committee of the directors on which his appointor serves; and this Article shall apply equally to such committee meetings as to meetings of the Board.

40.6.	Where the Company has only one Member who is an individual and that Member is also the sole director, the sole member/director may, by instrument in writing, nominate a person who is not disqualified from being a director under the Act as a reserve director in the event of his death.

40.7.	The nomination of a person as a reserve director ceases to have effect if: (a) before the death of the sole Member/director who nominated him he resigns as reserve director, or the sole Member/director revokes the nomination in writing, or (b) the sole Member/director who nominated him ceases to be the sole Member/director for any reason other than his death.

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41.	Removal of Directors

41.1.	A director may be removed from office by a Resolution of Members or by Resolution of Directors. A resolution passed under this Article 41.1 may only be passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy-five percent (75%) of the votes of the members or directors of the Company entitled to vote.

42.	Vacancy in the Office of Director

42.1.	Notwithstanding article 37, the Board may appoint one or more directors to fill a vacancy on the Board.

42.2.	For the purposes of this article, there is a vacancy on the Board if a director dies or otherwise ceases to hold office as a director prior to the expiration of his term of office or there is otherwise a vacancy in the number of directors as fixed pursuant to article 38.

42.3.	The term of any appointment under this article may not exceed the term that remained when the person who has ceased to be a director left or otherwise ceased to hold office.

43.	Remuneration of Directors

The Board may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

44.	Resignation of directors

A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

45.	Directors to Manage Business

45.1.	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Board.

45.2.	The Board has all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company.

45.3.	The Board may authorise the payment of all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the Members of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a Resolution of Members; but no requirement made by a Resolution of Members shall prevail if it is inconsistent with these Articles nor shall such requirement invalidate any prior act of the Board which would have been valid if such requirement had not been made.

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45.4.	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

45.5.	Subject to the provisions of the Act, all cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

46.	Committees of Directors

46.1.	The Board may, by a Resolution of Directors, designate one or more committees of directors (including, without limitation, the Audit Committee), each consisting of one or more directors or other person(s) as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

46.2.	All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

46.3.	Each committee of directors has such powers and authorities of the Board, including the power and authority to affix the Seal, as are set forth in these Articles or the Resolution of Directors establishing the committee, except that the Board has no power to delegate the following powers to a committee of directors:

(a)	to amend the Memorandum or these Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or approve a liquidation plan; or

(h)	to make a determination that the Company will, immediately after a proposed Distribution, meet the solvency test set out in the Act.

46.4.	A committee of directors, where authorised by the Board, may appoint a sub-committee.

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46.5.	The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

46.6.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the rules of the Designated Stock Exchange and the rules and regulations of the SEC.

46.7.	The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

46.8.	The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

46.9.	For so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest. Specially, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties: (i) any shareholder owning an interest in the voting power of the Company or any subsidiary of the Company that gives such shareholder significant influence over the Company or any subsidiary of the Company, (ii) any director or executive officer of the Company or any subsidiary of the Company and any relative of such director or executive officer, (iii) any person in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (i) or (ii) or over which such a person is able to exercise significant influence, and (iv) any affiliate (other than a subsidiary) of the Company.

47.	Officers and Agents

47.1.	The Board may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. Such officers may consist of a chairman of the Board, a vice chairman of the Board, a president and one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

47.2.	Each officer or agent has such powers and authorities of the Board, including the power and authority to affix the Seal, as are set forth in these Articles or the Resolution of Directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or these Articles;

(b)	to change the registered office or agent;

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(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency or approve a liquidation plan;

(j)	to make a determination that the Company will, immediately after a proposed distribution, meet the solvency test set out in the Act; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

48.	Removal of Officers and Agents

The officers and agents of the Company shall hold office until their successors are duly elected and qualified, but any officer or agent elected or appointed by the Board may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

49.	Duties of Officers

In the absence of any specific allocation of duties it shall be the responsibility of the chairman of the Board to preside at meetings of directors and Members, the vice chairman to act in the absence of the chairman, the president to manage the day to day affairs of the Company, the vice presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the Secretary to maintain the register of members, register of directors, minute books, records (other than financial records) of the Company, and Seal and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

50.	Remuneration of Officers

The emoluments of all officers shall be fixed by Resolution of Directors.

51.	Standard of Care

A director, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the Company, (b) the nature of the decision, and (c) the position of the director and the nature of the responsibilities undertaken by him.

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52.	Conflicts of Interest

52.1.	A director shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the Board, unless the transaction or proposed transaction (a) is between the director and the Company and (b) is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.

52.2.	A transaction entered into by the Company in respect of which a director is interested is voidable by the Company unless the director complies with article 52.1 or (a) the material facts of the interest of the director in the transaction are known by the Members entitled to vote at a meeting of Members and the transaction is approved or ratified by a Resolution of Members or (b) the Company received fair value for the transaction.

52.3.	For the purposes of this article, a disclosure is not made to the Board unless it is made or brought to the attention of every director on the Board.

52.4.	A director who is interested in a transaction entered into or to be entered into by the Company may, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the Company’s Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the Company, or do any other thing in his capacity as director that relates to the transaction.

52.5.	Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any actions that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.N of Form 20F promulgated by the SEC, shall require the approval of the Audit Committee.

53.	Indemnification and Exculpation

53.1.	Subject to article 53.2 the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

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53.2.	Article 53.1 does not apply to a person referred to in that Article unless the person acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

53.3.	The decision of the Board as to whether the person acted honestly and in good faith and in what he believed to be the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

53.4.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

53.5.	If a person referred to in this article has been successful in defence of any proceedings referred to therein, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

53.6.	Expenses, including legal fees, incurred by a director (or former director) in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director (or former director, as the case may be) to repay the amount if it shall ultimately be determined that the director (or former director, as the case may be) is not entitled to be indemnified by the Company.

53.7.	The indemnification and advancement of expenses provided by, or granted under, these Articles are not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

53.8.	The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability under article 53.1.

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MEETINGS OF THE BOARD OF DIRECTORS

54.	Board Meetings

The Board or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as it may determine to be necessary or desirable. Any director or the Secretary of the Company may call a Board meeting.

55.	Notice of Board Meetings

A director shall be given reasonable notice of a Board meeting, but a Board meeting held without reasonable notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting waive notice of the meeting, and for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part (except where a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not properly called). The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

56.	Participation in Meetings by Telephone

A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

57.	Quorum at Board Meetings

The quorum necessary for the transaction of business at a meeting of directors shall be two (2) directors.

58.	Board to Continue in the Event of Vacancy

The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum for a Board meeting, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting of Members.

59.	Chairman to Preside

At every Board meeting the chairman of the Board shall preside as chairman of the meeting. If there is not a chairman of the Board or if the chairman of the Board is not present at the meeting, the vice chairman of the Board shall preside. If there is no vice chairman of the Board or if the vice chairman of the Board is not present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.

60.	Powers of Sole Director

If the Company shall have only one director the provisions herein contained for Board meetings shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the Members of the Company.

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61.	Proceedings if One Director

If the Company shall have only one director, in lieu of minutes of a meeting the director shall record in writing and sign a note or memorandum (or adopt a resolution in writing) concerning all matters requiring a Resolution of Directors and such note, memorandum or resolution in writing shall be kept in the minute book. Such a note, memorandum or resolution in writing shall constitute sufficient evidence of such resolution for all purposes.

CORPORATE RECORDS

62.	Documents to be Kept

62.1.	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and these Articles;

(b)	the register of members or a copy of the register of members;

(c)	the register of directors or a copy of the register of directors;

(d)	the register of charges or a copy of the register of charges;

(e)	copies of all notices and other documents filed by the Company in the previous ten years.

62.2.	Where the Company keeps a copy of its register of members or register of directors at the office of its registered agent, it shall within 15 days of any change in the register, notify the registered agent, in writing, of the change, and it shall provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

62.3.	Where the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

62.4.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Board may determine:

(a)	the minutes of meetings and Resolutions of Members and of classes of Members; and

(b)	the minutes of meetings and Resolutions of Directors and committees of directors.

62.5.	Where any of the minutes or resolutions described in the previous article are kept at a place other than at the office of the Company’s registered agent, the Company shall provide the registered agent with a written record of the physical address of the place or places at which the records are kept.

62.6.	Where the place at which any of the records described in article 62.4 is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

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62.7.	The Company’s records shall be kept in written form or either wholly or partly as electronic records.

63.	Form and Use of Seal

The Board shall provide for the safe custody of the Seal. An imprint thereof shall be kept at the office of the registered agent of the Company. The Seal when affixed to any written instrument shall be witnessed by any one director, the Secretary or Assistant Secretary, or by any person or persons so authorised from time to time by Resolution of Directors.

ACCOUNTS

64.	Books of Account

The Company shall keep records and underlying documentation that:

(a)	are sufficient to show and explain the Company’s transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

65.	Form of Records

65.1.	The records required to be kept by the Company under the Act, the Mutual Legal Assistance (Tax Matters Act), 2003, the Memorandum or these Articles shall be kept in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (British Virgin Islands).

65.2.	The records and underlying documentation shall be kept for a period of at least five years from the date of completion of the relevant transaction or the company terminates the business relationship to which the records and underlying documentation relate.

66.	Financial Statements

66.1.	If required by a Resolution of Members, the Board shall cause to be made out and served on the Members or laid before a meeting of Members a profit and loss account and balance sheet of the Company for such period and on such recurring basis as the Members think fit.

66.2.	The Company’s profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit or loss of the Company for that financial period, and a true and fair view of the state of affairs of the Company as at the end of that financial period.

67.	Distribution of Accounts

A copy of such profit and loss account and balance sheet shall be served on every Member in the manner and with similar notice to that prescribed herein for calling a meeting of Members or upon such shorter notice as the Members may agree to accept.

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AUDITS

68.	Audit

Subject to applicable law and rules of the Designated Stock Exchange, the accounts of the Company shall be audited at least once in every year.

69.	Appointment of Auditor

69.1.	Subject to applicable law and rules of the Designated Stock Exchange, the Board may appoint an Auditor, who shall hold office until removed from office by a Resolution of Directors, to audit the accounts of the Company. Such Auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

69.2.	If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

70.	Remuneration of Auditor

The remuneration of the Auditor shall be determined by the Audit Committee or, in the absence of such an Audit Committee, by the Board.

71.	Duties of Auditor

The statement of income and expenditure and the balance sheet of the Company required to be served on every Member of the Company or laid before a meeting of the Members of the Company shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period and all the information and explanations required by the Auditor have been obtained and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the British Virgin Islands. If so, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

72.	Access to Records

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

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73.	Auditor Entitled to Notice

The Auditor of the Company shall be entitled to receive notice of, and to attend any meetings of Members of the Company at which the Company’s profit and loss account and balance sheet are to be presented.

VOLUNTARY LIQUIDATION

74.	Liquidation

The Company may be liquidated in accordance with the Act only if (a) it has no liabilities; or (b) it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities. The Board shall be permitted to pass a Resolution of Directors for the appointment of an eligible individual as a voluntary liquidator (or two or more eligible individuals as joint voluntary liquidators) of the Company if the Members have, by a Resolution of Members, approved the liquidation plan in accordance with the Act.

FUNDAMENTAL CHANGES

75.	Changes

Notwithstanding section 175 of the Act, the Board may sell, transfer, lease, exchange or otherwise dispose of the assets of the Company without the sale, transfer, lease, exchange or other disposition being authorised by a Resolution of Members.

76.	Continuation under Foreign Law

The Company may by Resolution of Members or by Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 21st day of January 2021.

Incorporator

(Sd.) Rexella D. Hodge Authorised Signatory Vistra (BVI) Limited

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